FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2025

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice of the Revised Forecast of Consolidated Financials for FY2025 (IFRS)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: October 30, 2025	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release
Notice of the Revised Forecast of Consolidated Financials for FY2025 (IFRS)
OSAKA, Japan, October 30, 2025 – Takeda (TSE:4502/NYSE:TAK) today announced the revised forecast of the full year consolidated financials for the fiscal year ending March 31, 2026 (FY2025), as below.

Takeda’s fiscal year 2025 first half results are consistent with our expectations for core business progress in this year of transition to a new phase focusing on new product launches. Our updated full-year outlook reflects impairment charges associated with strategic pipeline decisions taken in Q2, as well as transactional FX.

1.Revised Forecast for Full Year Consolidated Financials for the Fiscal Year Ending March 31, 2026

(millions JPY)
	Revenue	Operating profit	Profit before income taxes	Net profit attributable to owners of the Company	Basic earnings per share
Original Forecast (A)*	4,530,000	475,000	307,000	228,000	144.81 JPY
Revised Forecast (B)	4,500,000	400,000	243,000	153,000	97.14 JPY
Discrepancy (B-A)	(30,000)	(75,000)	(64,000)	(75,000)	―
Change %	(0.7)%	(15.8)%	(20.8)%	(32.9)%	―
* Announced on May 8, 2025.
(millions JPY)

	Core revenue	Core operating profit	Core EPS
Original Forecast (A)*	4,530,000	1,140,000	485 JPY
Revised Forecast (B)	4,500,000	1,130,000	479 JPY
Discrepancy (B-A)	(30,000)	(10,000)	―
Change %	(0.7)%	(0.9)%	―
* Announced on May 8, 2025.

(Note) For the definition of Core financial measures, please refer to the “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix attached to the Earnings Report.

2.Reasons for Revision
Takeda expects FY2025 revenue to be JPY 4,500.0 billion, a decrease of JPY 30.0 billion, or 0.7%, from the original forecast, mainly reflecting a revised forecast for ENTYVIO and a steeper than anticipated decline in VYVANSE sales in the U.S. due to generic erosion. These factors are partially offset by favorable overall changes in the assumptions of foreign exchange rates.
The Core Revenue forecast has been revised in the same way as the Revenue forecast.

Operating Profit is expected to decrease by JPY 75.0 billion, or 15.8%, from the original forecast to JPY 400.0 billion, primarily due to an unfavorable product mix as a result of lower revenue from high margin products, headwinds from transactional foreign exchange rates for certain products, and an increased forecast of impairment losses on intangible assets associated with products. These factors are expected to be partially offset by additional cost savings within R&D, including from pipeline prioritization and the enterprise-wide efficiency program, with such savings anticipated to broadly materialize as reductions in operating expenses.
Core Operating Profit is expected to be JPY 1,130.0 billion, a decrease of JPY 10.0 billion, or 0.9%.

Net Profit for the Year (attributable to owners of the Company) is expected to be JPY 153.0 billion, a decrease of JPY 75.0 billion, or 32.9%, from the original forecast. Profit Before Tax is expected to decrease by JPY 64.0 billion, or 20.8%, to JPY 243.0 billion, primarily due to the decrease in Operating Profit, while net finance expenses are expected to decrease by JPY 11.0 billion, or 6.6%, to JPY 156.0 billion. While Profit Before Tax is expected to decrease, the tax expense is anticipated to remain at a similar level to the original forecast due to an increase of non-deductible expenses mainly from impairments as well as derecognition of deferred tax assets, resulting in an assumed effective tax rate of approximately 37%.
Reported EPS is expected to be JPY 97.14, a decrease of JPY 47.66, or 32.9%, and Core EPS is expected to be JPY 479, a decrease of JPY 6, or 1.2%.

3.Management Guidance for the Fiscal Year Ending March 31, 2026
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2026 (FY2025) has been revised from the management guidance announced on May 8, 2025.

CER % Change
	Original Management Guidance (May 8, 2025)	Revised Management Guidance (October 30, 2025)
Core revenue	Broadly Flat	Broadly Flat
Core operating profit	Broadly Flat	Low-single-digit % decline
Core EPS	Broadly Flat	Low-single-digit % decline

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Contacts

Investor Relations Christopher O’Reilly christopher.oreilly@takeda.com +81 (0) 90-6481-3412	Media Relations Brendan Jennings brendan.jennings@takeda.com +81 (0) 80-2705-8259 (Outside Japan business hours) Media_relations@takeda.com

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this press release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects”, “forecasts”, “outlook” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States and with respect to international trade relations; competitive pressures and developments; changes to applicable laws and regulations, including tax, tariff and other trade-related rules; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic; the success of our environmental sustainability efforts, in enabling us to reduce our greenhouse gas emissions or meet our other environmental goals; the extent to which our efforts to increase efficiency, productivity or cost-savings, such as the integration of digital technologies, including artificial intelligence, in our business or other initiatives to restructure our operations will lead to the expected benefits; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/or at www.sec.gov.Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.
Financial Information and Non-IFRS Measures
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).
This press release and materials distributed in connection with this press release include certain financial measures not presented in accordance with IFRS, such as Core Revenue, Core Operating Profit, Core Net Profit for the year attributable to owners of the Company, Core EPS, Constant Exchange Rate (“CER”) change, Net Debt, Adjusted Net Debt, EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this press release. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the definitions and reconciliations of non-IFRS measures to their most directly comparable IFRS measures, which are in the Financial Appendix appearing at the end of our FY2025 H1 investor presentation (available at www.takeda.com/investors).
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